UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29940 / February 1, 2012

_____

In the Matter of   :
                                                                                                             :
CENTRAL SECURITIES CORPORATION   :
630 Fifth Avenue   :
New York, NY 10111   :
                                                                                                             :
(812-13857)   :
                                                                                                             :
_____   :

ORDER UNDER SECTIONS 6(c), 17(d), AND 23(c) OF THE INVESTMENT COMPANY
ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Central Securities Corporation filed an application on January 3, 2011, and amendments to the
application on October 31, 2011 and January 10, 2012, requesting an order under section 6(c) of
the Investment Company Act of 1940 ("Act") granting an exemption from sections 18(d) and
23(a) and (b) of the Act; under section 23(c) of the Act; and under section 17(d) of the Act and
rule 17d-1 under the Act. The order would permit the applicant to adopt an incentive
compensation plan.

On January 6, 2012, a notice of the filing of the application was issued (Investment Company
Act Release No. 29915). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the proposed purchases will be made in a manner which does not unfairly
discriminate against any holders of the class or classes of securities to be purchased.

It is further found that participation by the investment company in the proposed arrangement is
consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly, in the matter of Central Securities Corporation (File No. 812-13857),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from section 18(d) and sections 23(a) and (b) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS ALSO ORDERED, under section 23(c) of the Act, that the requested exemption is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 17(d) and rule 17d-1, that the investment company's participation in the proposed arrangement is approved, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary